

October 1, 2010

Earl O. Bradley, III
Chief Executive Officer
First Advantage Bancorp
1430 Madison Street
Clarksville, Tennessee 37040

> **Re: First Advantage Bancorp**
> **Form 10-K for fiscal year ended December 31, 2009**
> **From 10-Q for the quarters ended March 31, 2010 and June 30, 2010**
> **File Number 001-33682**

Dear Mr. Bradley:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Mark Webb
Legal Branch Chief